Proxy Statement
                   Pursuant to Section 14(a) of the
                    Securities Exchange Act of 1934
                         (Amendment No. ____)

Filed by the Registrant (x)
Filed by a Party other than the Registrant(   )

Check the appropriate box:

(   )  Preliminary Proxy Statement
( X )  Definitive Proxy Statement
(   )  Definitive Additional Materials
(   )  Soliciting Material Pursuant to Rule 240.14a-11(c) or Rule
       240.14a-12

                  Network Systems International, Inc.
           (Name of Registrant as Specified In Its Charter)

     ____________________________________________________________
Name of Person(s) Filing Proxy Statement, if other than the Registrant

Payment of Filing Fee (Check the appropriate box):
(  )   $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1),
       14a-6(i)(2) or Item 22(a)(2) of Schedule 14A.
(  )   $500 per each party to the controversy pursuant to Exchange Act
       Rule 14a-6(i)(3).
(  )   Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
       and 0-11.

       1) Title of each class of securities to which transaction applies:

       2) Aggregate number of securities to which transaction applies:

       3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

       4) Proposed maximum aggregate value of transaction:

       5) Total fee paid:

(  )   Fee paid previously with preliminary materials.
(  )   Check box if any part of the fee is offset as provided by
       Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       1)     Amount Previously Paid  _________________________
       2)     Form, Schedule or Registration Statement No.: ________
       3)     Filing Party  ____________________________________
       4)     Date Filed:  _____________________________________

                  NETWORK SYSTEMS INTERNATIONAL, INC.
                         200 North Elm Street
                   Greensboro, North Carolina  27401


               NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                       TO BE HELD MARCH 4, 1997

TO THE STOCKHOLDERS OF NETWORK SYSTEMS INTERNATIONAL, INC.:


        NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Network Systems International, Inc., a Nevada corporation (the "Company"), will be held on March 4, 1997, at 11:00 A.M. local time at 200 North Elm Street, Greensboro, North Carolina for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected.

2. To ratify the selection of Pender Newkirk & Company as independent auditors of the Company for its fiscal year ending September 30, 1997.

3. To ratify adoption of a plan to set aside certain incentive based shares of common stock for key employees of the Company.

4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

       The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

        The Board of Directors has fixed the close of business on January 13, 1997, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

                            By Order of the Board of Directors

                            /s/ William C. Ray

                            William C. Ray
                            Secretary
Greensboro, North Carolina
February 4, 1997




       ALL STOCKHOLDERS are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.


                  NETWORK SYSTEMS INTERNATIONAL, INC.
                         200 North Elm Street
                   Greensboro, North Carolina  27401
                            (910) 271-8400
                      ___________________________

                            PROXY STATEMENT
                      ___________________________

                  For Annual Meeting of Stockholders
                             March 4, 1997

            INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

        The enclosed proxy is solicited on behalf of the Board of Directors of Network Systems International, Inc., a Nevada corporation, (the "Company"), for use at the Annual Meeting of
Stockholders to be held on March 4, 1997, at 11:00 A.M. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at 200 North Elm Street , Greensboro, North Carolina 27401. The Company intends to mail this proxy statement and accompanying proxy card on or about February 4, 1997, to all stockholders entitled to vote at the Annual Meeting. Holders of the Company's common stock, par value $.001 per share (the "Common Stock") are entitled to one vote per share on the matters to be considered at this Annual Meeting.

SOLICITATION

        The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

VOTING RIGHTS AND OUTSTANDING SHARES

       Only holders of record of Common Stock at the close of business on January 13, 1997 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on January 13, 1997 the Company had outstanding and entitled to vote 5,806,176 shares of Common Stock.

        Each holder of record of Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

        All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions will be counted towards the votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Abstentions and broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether a matter has been approved.

REVOCABILITY OF PROXIES

       Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 200 North Elm Street, Greensboro, North Carolina 27401, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

STOCKHOLDER PROPOSAL

        Proposals of stockholders that are intended to be presented at the Company's 1997 Annual Meeting of Stockholders must be received by the Secretary of the Company not later than February 15, 1997 in order to be included in the proposals presented at the Annual Meeting.

                              PROPOSAL 1
                         ELECTION OF DIRECTORS

        There are six nominees for the ten Board positions presently authorized in the Company's Bylaws, subject to confirmation by the Company. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal.

        Shares represented by executed proxies will be voted, if authority to do so has not been withheld, for the election of the six nominees listed below. In the event any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

        Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote.

       The Board of Directors recommends a vote FOR proposal 1.

Nominees

     The names of the nominees, and certain information about them (including their term of service), are set forth below:
                                                                                   Director
         Name of Nominee             Age           Principal Occupation             Since

Robbie M. Efird                      33     Chairman of the Board, President         1986
                                            and Chief Executive Officer,
                                            Network Systems International, Inc.

E.W. "Sonny" Miller, Jr.             54     Senior Vice President                    1985
                                            Network Systems International, Inc.

David F. Christian                   42     Vice President                           1990
                                            Network Systems International, Inc.

James W. Moseley                     51     Vice President                           1992
                                            Network Systems International, Inc.

David P. Reynolds                    48     Independent Consultant                   Nominee

Rick Tuberosa                        33     President, CEO and Chairman of the       Nominee
                                            Board, Palm State Equities, Inc.

  Robbie M. Efird has served as a director of the Company and its predecessors since March,1986. In addition, Mr. Efird has served as Chairman of the Board, President and Chief Operating Officer of the Company since June, 1994. Mr. Efird created the original design module for the Company's proprietary software in 1986 and has continuously directed design activities of the Company since that time. Mr. Efird is a magna cum laude graduate of the DeVry Institute.

  E.W. "Sonny" Miller, Jr. has served as a director of the Company and its predecessors since 1985 and has held various positions as a member of the executive staff of the Company since that time. Currently, Mr. Miller serves as Senior Vice President and heads the Company's marketing efforts.

  David F. Christian has served as a director of the Company since 1990. Mr. Christian has served in several positions as a member of the executive staff of the Company and currently serves as Product Manager for the Company's net customerlink (net po+) under the Company's recent corporate reorganization structure.

  James W. Moseley has served as a director of the Company since
1993.   Mr. Moseley currently serves as Product Manager for the
Company's net proplan and net scheduler. Prior to joining Network, Mr. Moseley served as MIS Director of the Automotive Business Unit of Guilford Mills, Inc. and as a programmer/analyst at the Navy's Commander-in-Chief Atlantic Fleet Headquarters.

  David P. Reynolds: Mr. Reynolds served as President of the automotive group with Collins and Aikman from 1973 until 1991 and thereafter as President of worldwide automotive operations and Senior Vice-President of corporate affairs for Guilford Mills, Inc. from 1991 through 1993. Since that time, Mr. Reynolds has owned and operated an independent consulting service providing management and manufacturing advisory reports to Boards of Directors of major manufacturing entities and to IBM's customer focus groups.

  Rick Tuberosa: From 1989 to present, Mr. Tuberosa has been employed by Palm State Equities, Inc. He currently serves as President, CEO and Chairman of the Board. Prior to 1989 Mr. Tuberosa represented E.F. Hutton, Shearson Lehman Hutton, Raymond James Financial and First Investors Corporation. Mr. Tuberosa has extensive knowledge of the financial markets. In 1996 Mr. Tuberosa was selected as an Honored Member of the Cambridge Who's Who Registry of Business Leaders.

Board Committees and Meetings

 During the fiscal year ended September 30, 1996 the Board held three meetings. The Board has an Audit Committee and an Executive Committee.

  The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements; reviews financial and auditing issues of the Company; recommends to the Board that the independent auditors be retained; receives and considers the accountant's comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls and makes recommendations to the Board. The Audit Committee consists of three members.

  The Board's Executive Committee meets semi-annually to discuss the Company's progress in meeting the goals of its published business plan and makes recommendations to the Board as to actions deemed appropriate and necessary to fulfill the established goals. The Committee consists of five members of the Board and the Company's General Counsel and Secretary. The Committee met in June and August of 1996 due to the Company's change in fiscal year end.

  The Board intends to establish a Compensation Committee for the 1997 fiscal year. The Compensation Committee will review the annual compensation of key employees of the Company and make recommendations to the Board of Directors.

                              PROPOSAL 2

           RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

  The Board of Directors has selected Pender Newkirk & Company as the Company's independent auditors for the fiscal year ended September 30, 1997 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Pender Newkirk & Company has audited the Company's books and records since the Company went public in April of this year. A representative of Pender Newkirk is expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

  During fiscal years 1994 and 1995 the accounting firm of Jones, Jensen & Company of Salt Lake City, Utah, audited the books and records of the Company while it was still considered a development stage company operating under the name Aqua Australis, Inc. In April, 1996, the new Board of Directors of the Company appointed Pender Newkirk as the new independent auditors for the newly named Network Systems International, Inc. The change in accountant did not result from any disagreements with Jones, Jensen on any matter of accounting principal or practices, financial statement disclosures or auditing scope of procedure, but was made effective by the Board of Directors strictly as a matter of convenience. Additionally, Pender Newkirk has expressed no adverse remarks in relation to the financial conclusions of Jones, Jensen as shown in the audits for fiscal years 1994 and 1995. Jones, Jensen & Company filed a letter with the SEC dated April 30, 1996 confirming the above and a report of change was filed by the Company with the SEC.

       The board of directors recommends a vote FOR proposal 2.


                              PROPOSAL 3
                         Incentive Bonus Plan

  The Board of Directors has resolved that 500,000 shares of common stock of the Company should be issued and set aside as common stock for purposes of establishing an incentive bonus plan for key employees of the Company and issuing stock options to such employees. The resolution would allow the stock to be issued to the corporation as fully paid, non assessable common stock and held specifically and only for the purposes stated above.

       The Board of Directors recommends a vote FOR proposal 3.


                         SECURITY OWNERSHIP OF
               CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the ownership of the Company's Common Stock as of January 13, 1997 by:
(1) each nominee for director; (2) each of the executive officers named in the Summary Compensation Table; (3) all executive officers and directors of the Company as a group; and (4) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

                                                                    Beneficial Ownership <F1>
Beneficial Owner                                             Number of Shares     Percent of Total

Robbie M. Efird                                                    2,184,193            37.62
E.W. "Sonny" Miller, Jr.                                           1,237,097            21.31
David F. Christian                                                   715,698            12.33
James W. Moseley                                                     475,698             8.19
William C. Ray                                                       367,385             6.33
All Executive Officers and Directors as a Group (8 persons)        5,250,176            90.42


<F1> This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise noted and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 5,806,176 shares outstanding as of January 13, 1997, adjusted as required by rules promulgated by the Securities and Exchange Commission (SEC).

Compliance with the Reporting Requirements of Section 16(a)

  Section 16(a) of the Securities and Exchange Act of 1934 (the
"1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. However, at the current time, the Company is not subject to
Section 16(a) regulations and therefore no forms were submitted to the SEC by applicable parties. Therefore, all information relative to what would have otherwise been submitted has been obtained by written confirmation.

                        EXECUTIVE COMPENSATION

Compensation of Directors

   The current directors of the Company receive no remuneration for the services as members of the Board of Directors or for the service on various committees of the Board. However, it is anticipated that as additional and outside directors are elected, a remuneration program will be developed whereby both cash consideration is paid to outside directors and stock grants are awarded.

Compensation of Executive Officers

                        SUMMARY OF COMPENSATION

  The following table shows for the fiscal years ended 1994, 1995 and 1996, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other most highly compensated executive officer at September 30, 1996 (the "Named Executive
Officers"):

                                                  SUMMARY COMPENSATION TABLE

                                               Annual Compensation
                                                                                 Securities
Name and Principal                                         Other    Restricted   Underlying     LTIP      All Other
Position                   Year    Salary<F1>   Bonus($)   Annual       Stock      Options/    Payouts   Compensation
                                                         Compensat  Awards ($)      SARs        ($)
                                                            ion                      (#)

Robbie M. Efird           1996     $113,541              $1,855<F3>
Chairman of the Board     1995<F2>  N/A
President and Chief       1994<F2>  N/A
Executive Officer
Acting CFO
                                                         $3,482<F3>
E.W. "Sonny" Miller, Jr.  1996     $108,445
Senior Vice President     1995<F2> N/A
Marketing/Sales           1994<F2>  N/A

<F1>  The compensation shown in the table above reflects salary amounts for the nine month period January 1, 1996 through September 30, 1996 due to the change in the Company's fiscal year end from December 31 to September 30th.

<F2>  The salary figures for calendar years 1994 and 1995 are not shown since the salaries were paid by a subsidiary corporation of the Company which operated as a Subchapter S corporation at the time such salaries were paid.

<F3>  Represents estimated value of personal use of Company owned vehicle and Company paid long-term disability insurance premiums for salary continuation purposes.


                         CERTAIN TRANSACTIONS

  From January 1, 1996 through the present, there have been no transactions involving in excess of $60,000.00, between the Company and any current executive officer, director, 5% beneficial owner of the Common Stock or member of the immediate family of any of the foregoing persons, in which one of the foregoing individuals or entities had a material interest except for the items identified in "Executive Compensation" above.

  The Company's policy is to enter into agreements with each of its directors and executive officers providing for the indemnification of such persons to the fullest extent permitted by law for any liability they may incur by reason of their service as officers and/or director of the Company.

  The Company entered into 20 year employment agreements with five of its officers calling for annual salaries totaling no less than $195,000.

  Prior to the reverse merger, Network Information Services, Inc.
declared dividends of $53,600. These dividends were offset against stockholder loans in a non-cash transaction.

  The Company has entered into an agreement with an underwriter to promote the sale of a private placement preferred stock offering. If successful, the Company expects to raise approximately one million dollars from the offering.


                             OTHER MATTERS

  The Board of Directors knows of no other matters that will be
presented for consideration at the Annual Meeting.   If any other
matters are properly brought before the meeting, it is in the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

                            By Order of the Board of Directors

                            /s/ William C. Ray

                            William C. Ray
                            Secretary

February 4, 1997



       A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996 IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:
CORPORATE SECRETARY, NETWORK SYSTEMS INTERNATIONAL, INC., 200 NORTH ELM STREET, GREENSBORO, NORTH CAROLINA 27401.